SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549
                     ______________________
                            FORM S-3
                     REGISTRATION STATEMENT
                              Under
                   The Securities Act of 1933
                     ______________________
                 Aquila Biopharmaceuticals, Inc.
     (Exact name of registrant as specified in its charter)

          Delaware                          04-3307818
        (State or other jurisdiction of    (I.R.S. Employer
         incorporation or organization)   Identification Number)

                      365 Plantation Street
                 Worcester, Massachusetts  01605
                         (508) 797-5777
       (Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)
                     ______________________
                     ATTORNEY JANE V. HAWKES
                      BOWDITCH & DEWEY, LLP
                         311 Main Street
                 Worcester, Massachusetts 01608
                         (508) 791-3511
    (Name, address, including zip code, and telephone number,
           including area code, of  agent for service)
                     ______________________
  Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. X

  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

                 CALCULATION OF REGISTRATION FEE
                                 Proposed   Proposed
                      Amount     Maximum     Maximum   Amount Of
  Title of Shares      To Be    Aggregate   Aggregate  Registration
 To Be Registered    Registered   Price     Offering      Fee
                                   Per      Price(1)
                                 Unit(1)
Common Stock, par     769,000     $5.50     $4,229,500    $1248
value $0.01 per
share

     (1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, on the basis of the average of the high and low sale prices reported on the NASDAQ National Market Automated Quotation System on February 13, 1998.

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.






                 AQUILA BIOPHARMACEUTICALS, INC.
                            FORM S-3
                     REGISTRATION STATEMENT
                      CROSS-REFERENCE SHEET

Form S-3 Item                         Location in Prospectus

  1.  Forepart of Registration        Outside Front Cover Page of Prospectus
      Statement and Outside Front
      Cover Page of Prospectus

  2.  Inside Front and Outside        Available information; Information
      Back Cover Pages of Prospectus  Incorporated by Reference; Table of
                                       Contents

  3.  Summary Information, Risk       Prospectus Summary; Risk Factors
      Factors and Ratio of Earnings
      to Fixed Charges(a)

  4.  Use of Proceeds                 Use of Proceeds

  5.  Determination of Offering       *
      Price

  6.  Dilution                        *

  7.  Selling Security Holders        Selling Security Holders

  8.  Plan of Distribution            Plan of Distribution

  9.  Description of Securities to    *
      be Registered

10.  Interest of Named Experts and    Experts; Legal Matters
     Counsel

11.  Material Changes                 Material Changes; Business

12.  Incorporation of Certain         Information Incorporated by Reference
     Information by Reference

13. Disclosure of Commission          *
    Position on Indemnification for
    Securities Act Liability

(a) The Ratio of Earnings to Fixed Charges is not applicable and is therefore omitted.

*Omitted since the answer is negative or the item is inapplicable.

                           PROSPECTUS

                         769,000 SHARES

                 AQUILA BIOPHARMACEUTICALS, INC.

                          COMMON STOCK

  This prospectus relates to the offer and sale from time to time of up to 769,000 shares (the "Shares") of common stock, $.01 par value ("Common Stock"), of Aquila Biopharmaceuticals, Inc., a Delaware corporation ("Aquila" or the "Company"), by the selling shareholders named herein (the "Selling Shareholders"), or by their respective pledgees, donees, transferees or other successors in interest that receive such Shares as a gift, partnership distribution or other non-sale related transfer. The Shares were issued by the Company to the Selling Shareholders on February 4, 1998 in a private transaction. The Company will receive no proceeds from the sale of Shares by the Selling Shareholders.


  INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" COMMENCING ON PAGE 5.


  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The Shares covered under the Registration Statement of which this Prospectus is a part may be offered for sale from time to time by or for the account of the Selling Shareholders or their pledgees, donees, transferees or other successors in interest, in the open market, on the NASDAQ National Market or on one or more exchanges on which the Shares are then listed, in privately negotiated transactions, in an underwritten offering, in a combination of such methods, or by any other legally available means, at market prices prevailing at the time of such sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. The Shares are intended to be sold through one or more broker-dealers or directly to purchasers. Such broker-dealer may receive compensation in the form of discounts, concessions or commissions from Selling Shareholders, their successors in interest and/or the purchasers of the Shares for whom such broker-dealer may act as agent or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions). The Selling Shareholders, their successors in interest and/or any broker-dealers acting in connection with the sale of the Shares hereunder may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act and any commissions or other compensation received by them on the resale of the Shares as principals may be deemed underwriting compensation under the Securities Act. See "Selling Shareholders" and "Plan of Distribution".


     The Common Stock of the Company is traded on the NASDAQ National Market under the symbol "AQLA". On February 13, 1998 the closing price of the Company's Common Stock as reported on the NASDAQ National Market was $5.4375.


     THE DATE OF THIS PROSPECTUS IS FEBRUARY ___, 1998.

                      AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files periodic reports, proxy materials and other information with the Securities and Exchange Commission (the
"Commission").   Such reports, proxy materials and other information filed
by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington DC 20549, and at the following of its Regional Offices of the Commission: New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048; and Midwest Regional Office, Citicorp Center, 500 W. Madison Street, Suite 1400, Chicago, IL 60661-2511; and copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington DC 20549 at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company, located at http:\\www.sec.gov.



              INFORMATION INCORPORATED BY REFERENCE

  The following documents filed by the Company with the Commission pursuant to the Exchange Act are hereby incorporated by reference:

1.   Annual Report on Form 10-K for the fiscal year ended December 31, 1996.

2.   Quarterly Report on Form 10-Q for the period ended March 31, 1997.

3.   Quarterly Report on Form 10-Q for the period ended June 30, 1997.

4.   Quarterly Report on Form 10-Q for the period ended September 30, 1997.

  In addition, all documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act since the end of the fiscal year covered by the Annual Report on Form 10-K referred to above, and prior to the termination of the offering of the Shares, shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

  The Company will provide without charge to each person (including a beneficial owner) to whom a copy of this Prospectus is delivered, upon written or oral request, a copy of any or all of the information incorporated by reference as a part of this Prospectus (other than exhibits to such documents unless such exhibits themselves are specifically incorporated by reference therein). Requests should be directed to Ann Charlton, Aquila Biopharmaceuticals, Inc., 365 Plantation Street, Worcester, Massachusetts 01605, telephone number (508) 797-5777. The Company's principal executive offices are located at 365 Plantation Street, Worcester, Massachusetts 01605, telephone number (508) 797-5777.

  Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified shall not be deemed, except as so modified, to constitute a part of this Prospectus. Any statement so superseded shall not be deemed to constitute a part of this Prospectus.

  No person is authorized to give any information or to make any representations, other than those contained in this Prospectus, in connection with the offering described herein, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, nor shall there be any sale of the securities by any person in any jurisdiction in which it is unlawful for such person to make such offer, solicitation or sale.
Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create an implication that the information contained herein is correct as of any time subsequent to the date hereof.


                       PROSPECTUS SUMMARY


                           The Company

  The Company is developing and commercializing products which modulate the immune system for use in treating, controlling or preventing certain infectious diseases and cancers. The Company's proprietary products include the Quilimmune(TM) human products for pneumococcal infections, malaria and tick-born diseases and the Quilvax(TM) animal vaccines for bovine mastitis, canine lyme disease and feline leukemia. These products incorporate the Company's Stimulon(TM) adjuvants, which are also included in products under development by the Company's six corporate partners.

                          The Offering

Common Stock Offered               769,000 shares for the account of
                                   Selling Shareholders

Common Stock Outstanding           5,770,128 shares
  as of February 17, 1998

NASDAQ Symbol                      AQLA


                  Summary Financial Information
              (In thousands, except per share data)
                                                                   Nine Months
                                        Years Ended                    Ended
                                         December 31,              September 30,
                                1994       1995        1996     1996        1997

Statement of Operations Data:
Revenues:
  Product sales             $    676     $  591     $ 1,398   $  713     $1,050
  Research and development     4,334      5,137       5,175    4,456      4,331
                               -----      -----       -----    -----      -----
  Total revenues               5,010      5,728       6,573    5,169      5,381

Expenses:
  Cost of sales                1,318     1,090       1,879       815        785
  Research and development     5,068     5,697       4,839     3,842      3,823
  General and administrative   7,051     5,455       5,027     3,862      3,579
  Loss on impairment of assets 2,880         -           -         -          -
                              ------    ------      ------     -----      -----
  Total expenses              16,317    12,242      11,745     8,519      8,187

Other income, net                360     2,162       5,777     5,249      1,534

Income (loss) before
  reorganization items,
  and income taxes           (10,947)   (4,352)        605     1,899     (1,272)

Reorganization items         (   869)   (  813)     (1,715)   (1,522)         -
Income taxes                     208         -           -         -     (   21)
                             --------   -------     -------   -------    -------
Income (loss) from
  continuing operations      (11,608)   (5,165)     (1,110)      377     (1,293)
Discontinued operations:
  Income (loss) from ops.    ( 3,186)      223       1,452     1,701          -
  Gain (loss) on disposal    ( 7,482)        -       7,657     4,629        191
                             --------   ------      ------     -----     ------
Income (loss) before
  extraordinary loss         (22,276)   (4,942)      7,999     6,707     (1,102)
Extraordinary loss on
  reorganization                   -         -      (2,040)        -          -
                             -------     -----      ------     -----     -------
  Net income(loss)           (22,276)   (4,942)      5,959     6,707     (1,102)

                                                                    Nine Months
                                                                      Ended
                                     Years Ended December 31,      September 30,
                               1994       1995        1996      1996        1997

Income (loss) per share:
 Continuing operations      $ (3.40)    $(1.50)     $(0.29)     $0.11    $(0.26)
 Discontinued operations      (3.12)       .06        2.40       1.79      0.04
 Extraordinary loss on
 reorganization                   -          -       (0.54)         -         -
                              ------     ------      ------      ----     ------
          Net income (loss)  $(6.52)    $(1.44)     $ 1.57      $1.90    $(0.22)

Weighted average number
of common shares outstanding  3,416      3,442       3,803      3,533     5,002

The weighted average shares outstanding has been adjusted to reflect a 7.6 to 1 stock exchange on October 21, 1996

Balance Sheet data                                 September 30, 1997
(In thousands)                                          As (1)
                                                    Actual    Adjusted
  Cash and cash equivalents                       $ 4,480     $ 8,041
  Working capital                                  15,135      18,696
  Total assets                                     23,574      27,135
  Deferred revenue and long term debt               4,181       4,181

  Total Shareholders Equity                       $15,833     $19,394

(1) As adjusted to reflect the sale of 769,000 shares of the Company's Common Stock at a price of $4.63.

                   FORWARD LOOKING STATEMENTS

  This Prospectus and the documents incorporated herein contain forward looking statements which involve a number of risks and uncertainties. Actual results may differ materially from those projected by the Company. The following factors, among others, could effect the Company's actual results: general economic conditions; risks in product and technology development; delays and difficulties in the regulatory approval process; difficulties in obtaining raw materials and supplies for the Company's products; failure of corporate partners to commercialize successfully products using the Company's technology; competition from other companies; the costs of acquiring additional technology; failure to obtain the funding necessary for the Company's planned activities; and other risks and uncertainties identified in this Prospectus and the Company's Security and Exchange Commission filings and the exhibits thereto, including those set forth under "Risk Factors" below.


                          RISK FACTORS

  Investment in the Shares offered hereby involves a high degree of risk. Accordingly, prospective investors should carefully consider the following factors, among others, relating to the Company.

HISTORY OF OPERATING LOSSES

  The Company and its predecessor, Cambridge Biotech Corporation, experienced significant operating losses in 1995 and 1996. The Company expects to incur additional operating losses over the next several years and expects cumulative losses to increase as the Company's research and development and clinical trial efforts expand. See "Business - Aquila's Strategy".

  The Company's ability to achieve profitable operations is dependent in large part upon obtaining regulatory approvals of its products, entering into agreements for product development and commercialization, expanding manufacturing capacity and developing marketing capabilities, either independently or with a corporate partner. There can be no assurance that the Company will ever achieve a profitable level of operations.

UNCERTAINTY OF PRODUCT DEVELOPMENT AND SUCCESSFUL COMMERCIALIZATION

  The Company's future success is largely dependent upon its ability to develop, manufacture and market advanced new products. To date, the Company has commercialized only one product, Quilvax-FeLV(TM), its feline leukemia vaccine. The products currently under development will require significant additional research and development efforts, including extensive clinical testing and regulatory approval. Each of the steps involves a significant period of time and significant expense. Once approved, products must be manufactured in commercial quantities and marketed successfully. The success of the Company's products also heavily depends on the choice of antigen, which is frequently made by the Company's collaborators. Products being developed by collaborators and licensees incorporating the Company's Stimulon(TM) adjuvants have advanced to human clinical trials. The Company has two animal products in clinical trials, one human product in Phase I clinical trials and one human product which has proceeded to Phase II trials. See "Business - Aquila's Product Development Programs" and "Business - Corporate Partner Programs".

  The Company's potential products will be subject to the risks of failure inherent in the development of pharmaceutical products based on new technologies. These risks include the possibilities that the Company's technical approach will not be successful; that any or all potential products will not be found to be safe and effective; that the products may fail to meet applicable regulatory standards or receive necessary regulatory clearances; that the potential products, even if safe and effective, will be difficult to develop into commercially viable products, difficult to manufacture on a large scale, or uneconomical to market; that proprietary rights of third parties will preclude the Company from marketing such products; or that third parties will market superior or equivalent products.

  As results of particular preclinical studies and clinical trials are received by the Company, the Company may abandon projects which it might otherwise have believed to be promising, some of which may be described in this Prospectus. There can be no assurance that the Company's research and development activities will result in any commercially viable products.

FUTURE FUNDING NEEDS; UNCERTAINTY OF ADDITIONAL FINANCING

  The Company will need to raise substantial additional capital in order to continue its research and development programs, conduct preclinical and clinical testing of its product candidates and conduct full scale manufacturing of any pharmaceutical products that may be developed. The Company's capital requirements will depend on numerous factors, including but not limited to, the progress of its research and development programs, the progress of preclinical and clinical testing, the time and costs involved in obtaining regulatory approvals, the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights, competing technological and market developments, changes in the Company's existing research relationships, the ability of the Company to establish collaborative arrangements, the development of commercialization activities and arrangements, and the purchase of additional facilities and capital equipment. While the Company receives license fees, research funding by licensees and collaborators, product sales revenue, and interest earned from investments, these revenues, in the aggregate, are not likely to be sufficient to meet the Company's operating expenses and capital requirements prior to commercialization of its products. In addition, there can be no assurance that changes in the Company's research and development plans or other events affecting its operations will not result in accelerated or unexpected expenditures or that the expected revenues will materialize, or that financing will be available on acceptable terms.

  The Company believes that its available cash, cash equivalents and short-term and long-term investments and funds from license agreements and product sales should be sufficient to meet its cash requirements for at least the next two years. Continued operations of the Company beyond such period will be dependent upon the Company's ability to generate substantial operating revenue or procure additional funding. There can be no assurance that the Company's products will prove successful or generate significant sales or earnings in the future or that, if needed, the Company will be able to obtain future funding on reasonable terms, if at all, or at the appropriate time for its planned activities.

  If adequate funds are not available, the Company may be required to delay, reduce the scope of or eliminate one or more of its research or development programs; to obtain funds through arrangements with collaborative partners or others that may require the Company to relinquish rights to certain of its technologies, product candidates or products that the Company would otherwise seek to develop or commercialize itself; or to license the rights to such products on terms that are less favorable to the Company than might otherwise be available. If the Company raises additional funds by issuing equity securities, dilution to shareholders may result and such investors could have rights superior to existing shareholders.

RISKS ASSOCIATED WITH COLLABORATIVE ARRANGEMENTS

  The Company's commercialization strategy relies in part on license agreements permitting certain companies to use the Stimulon(TM) adjuvant. The Company has entered into various arrangements with corporate, government and academic collaborators, licensors, licensees and others. The success of these outside parties in performing their responsibilities may affect the timing and amount of license fee payments, royalties, and revenue from product sales. There can be no assurance that the Company will be able to establish additional acceptable collaborative arrangements or license agreements should the Company deem this necessary to develop and commercialize its potential pharmaceutical products, or that existing or future collaborative arrangements or license agreements will be successful. See "Business - Corporate Partner Programs".

PATENTS AND PROPRIETARY RIGHTS

  The Company's success will depend, in part, upon its ability to develop patentable products and technologies and obtain patent protection for the proposed products and technologies both in the United States and Europe. The Company is not aware of any issued third party patents which would interfere with development of any of its products, but there can be no assurance that the Company will not infringe on existing or future patents owned by others, that third parties will not bring suit against the Company for infringement of such patents, that the Company could obtain necessary or desirable licenses on acceptable terms, or that the Company could design around such patents. CSL International ACN ("CSL") has a patent application pending in Europe, which, if issued, may dominate QS-21 for use in certain formulations. CSL and Seed Capital, Inc. have filed an opposition against the issuance of the Company's QS-21 patent in Europe. See "Business - Patents and Proprietary Rights." Any litigation instituted by third party patent holders could expose the Company to significant expense and the risk of adverse determination. There can be no assurance that patent applications owned or licensed by the Company will issue as patents, that patent protection will be secured for any particular technology, or that, if issued, such patents will be valid or that they will provide the Company with meaningful protection against competitors with a competitive advantage. There can be no assurance that the patents will not be challenged or designed around by others. Proceedings brought against the Company's patents could expose the Company to significant expense and the risk of adverse determinations.

  The Company relies on trade secrets and other unpatented proprietary technology. See "Business - Patents and Proprietary Rights". There can be no assurances that the Company will be able to meaningfully protect its rights to such unpatented technology or that others will not independently develop substantially equivalent technology or otherwise gain access to the technology. The Company seeks to protect its trade secrets and proprietary know-how, in part, through confidentiality agreements with its employees, consultants, advisors and collaborators. There can be no assurance that these agreements will not be violated by the other parties, that the Company will have adequate remedies for any breach, or that its trade secrets will not otherwise become known or be independently developed by competitors.

COMPETITION AND TECHNOLOGICAL CHANGE

  The biotechnology and pharmaceutical industries are subject to rapid and significant technological change. Competitors of the Company's business in the United States and abroad are numerous. They include, among others, major pharmaceutical companies, specialized biotechnology firms, universities and other research institutions. The Company is aware of certain programs and products under development by others which may compete with its programs and products, including adjuvants under development by Ribi ImmunoChem Research, Inc., Corixa Corporation, Virus Research Institute and Chiron Corporation. There can be no assurance that competitors will not succeed in developing technologies and products that are more effective than any which are being developed by the Company or which would render the Company's technology and products obsolete and noncompetitive. Many of these competitors have substantially greater financial and technical resources and production and marketing capabilities than the Company. In addition, some of the Company's competitors have greater experience than the Company in conducting clinical trials of pharmaceutical products and obtaining approvals from the United States Food and Drug Administration ("FDA"), the United States Department of Agriculture ("USDA") and other regulatory agencies of products for use in healthcare. Accordingly, its competitors may succeed in obtaining FDA or USDA approval for products more rapidly than the Company. There can be no assurance that the products under development will be able to compete successfully with existing products or products under development by other companies, universities and other institutions, or that they will attain regulatory approval in the United States or elsewhere. If the Company commences significant commercial sales of its products, it will also be competing with respect to manufacturing and marketing capabilities, areas in which it has limited or no experience. A significant amount of research in the field is also being carried out at academic and government institutions. These institutions are becoming increasingly aware of the commercial value of their findings and are becoming more aggressive in pursuing patent protection and negotiating licensing arrangements to collect royalties for use of technology that they have developed. These institutions may also market competitive commercial products on their own or in collaboration with competitors and will compete with the Company in recruiting highly qualified scientific personnel. See "Business - Competition".

GOVERNMENT REGULATION; NO ASSURANCE OF REGULATORY APPROVAL

  The Company's research and development activities, preclinical studies and clinical testing, and ultimately the production and marketing of its products, are subject to extensive regulation by numerous governmental authorities in the United States, including the FDA and the USDA. Similar regulatory requirements exist in other countries where the Company will seek to test and market its products. The rigorous clinical testing requirements and regulatory approval process of the FDA, the USDA and foreign regulatory authorities can take a number of years and require the expenditure of substantial resources. The Company has limited experience in conducting and managing the clinical testing necessary to obtain government approvals. There can be no assurance that the Company will be granted the necessary approvals for clinical testing or for the manufacturing and marketing of any of its products on a timely basis, if at all. See "Business - Government Regulation".

  Additional government regulation may be established that could prevent or delay regulatory approval of the Company's product candidates. Delays in obtaining regulatory approvals would adversely affect the marketing of any products developed by the Company and its ability to receive product revenues or royalties. If regulatory approval of a potential product is granted, such approval may include significant limitations on the indicated uses for which such product may be marketed.

  Even if initial regulatory approvals for the Company's product candidates are obtained, the Company, its products and its manufacturing facilities are subject to continual review and periodic inspection. The regulatory standards for manufacturing are applied stringently by the FDA. Discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on such product or manufacturer or facility, including warning letters, fines, suspensions of regulatory approvals, product recalls, operating restrictions, delays in obtaining new product approvals, withdrawal of the product from the market and criminal prosecution. Other violations of FDA requirements can result in similar penalties.

  The Company will be subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures, exposure to blood-borne pathogens, and the handling of biohazardous materials. Any violation of, and the cost of compliance with, these laws and regulations could adversely impact the Company's operations.

MANUFACTURING LIMITATIONS

  The Company currently has limited capability to manufacture products for commercial use. See "Business - Manufacturing and Scale-Up". The Company may need to construct additional manufacturing capacities but there can be no assurance that the Company will have the resources to do so. The Company may choose to contract for manufacturing services and may encounter delays or difficulties in establishing relationships with manufacturers to produce, package and distribute its finished products and clinical trials, market introduction and subsequent sales of such products would be adversely affected. Moreover, contract manufacturers must operate in compliance with Good Manufacturing Practices required by the FDA and USDA. The Company's potential dependence upon third parties for the manufacture of certain of its products may adversely affect its profit margins and its ability to develop and deliver such products on a timely and competitive basis.

  Manufacturing facilities and processes must pass a pre-approval inspection before the FDA or USDA will allow the marketing of products. Should the Company determine to manufacture additional products independently, the Company would be subject to the regulatory requirements described above and would require substantial additional capital. While the Company's Stimulon(TM) adjuvants are currently regulated by the FDA as constituent materials used in drug preparation, the FDA may seek to subject these products to more extensive regulation or the Company's customers may seek to establish higher standards and controls. In addition, there can be no assurance that the Company will be able to continue to manufacture its products successfully and in a cost effective manner or establish manufacturing capacity for new products. See "Business - Government Regulation".

LIMITED SALES AND MARKETING EXPERIENCE

  The Company has little or no experience in sales, marketing and distribution of pharmaceutical products. The Company must either establish marketing arrangements with other companies with distribution organizations or establish a direct sales capability. If in the future the Company decides to market its own products, it will need to develop a marketing and sales force with technical expertise and distribution capability. To the extent the Company enters into marketing or distribution arrangements, any revenues received by it will depend upon the efforts of third parties and there can be no assurance that such efforts will be successful. The Company may retain the right to market some of its products directly. There can be no assurance that the Company will be able to establish sales and distribution capabilities or that it or its collaborators will be successful in gaining market acceptance for any products that may be developed by the Company.

DEPENDENCE ON RETENTION AND ATTRACTION OF KEY EMPLOYEES

  In order to pursue its product development and marketing plans and to exploit its scientific expertise, the Company must retain existing management and will need to hire additional qualified management and operating personnel. Recruiting and retaining qualified scientific personnel to perform research and development work is critical to the Company's success. The loss of the services of a combination of these people might significantly delay the achievement of development objectives and could have a material adverse effect on its business. The Company does not maintain any key person life insurance policies. The Company will face competition for qualified individuals from numerous pharmaceutical and biotechnology companies, universities and other research institutions. The failure to attract and retain such personnel could adversely affect its business.

PRODUCT LIABILITY AND AVAILABILITY OF INSURANCE

  The Company is exposed to potential liability risks that are inherent in the testing, manufacturing and marketing of health care products. The use of its product candidates in clinical trials may expose it to product liability claims and possible adverse publicity. These risks also exist with respect to the Company's product candidates that receive regulatory approval for commercial sale. The Company currently has limited product liability coverage for the clinical research use of its product candidates such as its Stimulon(TM) adjuvants and Quilvax(TM) and Quilimmune(TM) products. The Company maintains product liability insurance for the commercial sale of its FeLV vaccine and the Company intends to obtain such coverage for new products if and when new products are commercialized. However, there can be no assurance that the Company will be able to obtain additional insurance coverage at acceptable costs, if at all, and that such insurance will provide adequate coverage against claims asserted, or that a product liability claim would not materially adversely affect its business or financial condition.

HAZARDOUS MATERIALS; ENVIRONMENTAL MATTERS

  The Company is subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous materials and certain waste products. The Company's research and development and manufacturing processes involve the controlled use of hazardous, controlled and radioactive materials. Although the Company maintains safety procedures for handling and disposing of such materials that it believes comply with the standards prescribed by such laws and regulations, the risk of accidental contamination, injury, or negligent disposal by third party disposal firms cannot be completely eliminated.
If such an event occurs, the Company could be held liable for any damages that result and any such liability could exceed the resources of the Company. Although the Company believes that it is in compliance in all material respects with applicable environmental laws and regulations, there can be no assurance that the Company will not be required to incur significant costs to comply with environmental laws and regulations in the future, nor that the operations, business or assets of the Company will not be materially or adversely affected by current or future environmental laws or regulations. See "Business - Government Regulation".

UNCERTAINTY RELATED TO PRICING OF HEALTH CARE PRODUCTS AND REIMBURSEMENT

  In both domestic and foreign markets, sales of the Company's or its corporate partners' products, if any, will depend in part on the availability of reimbursement from third-party payers such as government health administration authorities, private health insurers, health maintenance organizations, pharmacy benefit management companies and other organizations. Both the federal and state governments in the United
States and foreign governments continue to propose and pass legislation designed to contain or reduce the cost of health care, and regulations affecting the pricing of pharmaceuticals and other medical products may change or be adopted before any of the Company's or its corporate partners' products are approved for marketing. Cost control initiatives could decrease the price that the Company receives for any product it or any of its corporate partners may develop in the future and may have a material adverse effect on the Company's business, financial condition and results of operations. In addition, third-party payers are increasingly challenging the price and cost-effectiveness of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved health care products, including pharmaceuticals. There can be no assurance that the Company's or its corporate partners' products, if any, will be considered cost effective or that adequate third-party reimbursement will be available to enable the Company or its corporate partners to maintain price levels sufficient to realize a return on their investment. In any such event, the Company may be materially adversely affected.

VOLATILITY OF STOCK PRICE; LIMITED TRADING VOLUME

  The market for the Common Stock has been volatile. Factors such as announcements by the Company or its competitors of technological innovations, new commercial products, major financing agreements, or patent or proprietary right developments, and public concern as to the safety of biotechnology, as well as period to period fluctuations in financial results, may have a significant impact on the market price of the Common Stock.

  There is limited trading volume in the Common Stock. There is no assurance that greater trading volume or a more active market for the Common Stock will develop.

SHARES ELIGIBLE FOR FUTURE SALE

  As of February 17, 1998, approximately 5,733,402 shares of the Common Stock may be freely traded by public shareholders who are not affiliates of the Company. The Company's officers and directors and members of their immediate families hold approximately 36,726 shares. As of February 17, 1998, approximately 856,655 additional shares of the Common Stock will be issuable upon the exercise of outstanding options, of which 469,488 are currently exercisable, with exercise prices ranging from $2.80 to $6.69 per share.

DIVIDENDS

  The Company has never paid any cash dividends on the Common Stock and does not anticipate paying cash dividends in the foreseeable future. The Company currently intends to retain earnings, if any, for the development of its business.


                         USE OF PROCEEDS

  All the Shares offered hereby are being offered for the account of the Selling Shareholders. Accordingly, the Company will receive no proceeds from the sale of the Shares by the Selling Shareholders.

                            BUSINESS

The Company creates and commercializes products which modulate the immune system to control, prevent or treat infectious diseases and cancers.

Aquila's technology and product development programs are based on enhancement of the immune system using the Stimulon(TM) family of adjuvants. Advances in biotechnology and immunology have enabled scientists to develop a new generation of products which contain disease specific agents and components which specifically modulate the immune system so that an effective immune response is achieved. Traditional vaccines can prevent infection through antibody based immune responses. While antibodies alone can be effective in preventing or eliminating pathogen infection in certain diseases, scientists now recognize that the cell mediated response, where cytotoxic T lymphocytes ("CTL") are activated, is probably necessary to eliminate intracellular pathogens. By stimulating a CTL response it may be possible to develop therapeutic products to treat diseases involving herpes, hepatitis and HIV infections or cancers.

The Stimulon(TM) family of adjuvants have been shown to enhance the quality and the quantity of the immune response to a variety of antigens, both in pre-clinical studies and in a number of human clinical trials. Aquila believes that the Stimulon(TM) adjuvants will allow scientists to design products which can activate specific T cell responses and result in a new highly effective class of vaccines for both therapeutic and prophylactic applications. The market potential of such products is high since this new understanding of the immune system will allow expansion of the market to address new areas and the development of safer, more effective substitutions for older products. New applications include diseases involving poorly immunogenic antigens such as polysaccharides or populations, such as the elderly, whose immune systems have deteriorated so that they do not respond to traditional approaches. New therapeutic products for treating people with diseases such as chronic hepatitis infection, malaria, acquired immune deficiency syndrome ("AIDS") or various cancers where a CTL response is thought to be essential may be possible using the Stimulon(TM) adjuvants.

Aquila's product development programs include the Quilimmune(TM) human health products and the Quilvax(TM) products for animal health. Phase I clinical trials of the Company's lead product, Quilimmune-P(TM) for preventing
S. pneumonia infections in people over the age of 65 years, have been completed. Phase II trials have been initiated. Aquila's lead animal health product, Quilvax-M(TM) for controlling bovine mastitis has undergone extensive testing in bovine immunogenicity and challenge trials. The
Company plans to initiate formal USDA licensing trials shortly. A third potential product, to help control malaria infections incorporating the
antigen SPf66 and QS-21 is in Phase I clinical trials.   The Company's
corporate partners are SmithKline Beecham p.l.c., Wyeth-Lederle Vaccines and Pediatrics, a business group of Wyeth-Ayerst International, Inc., a subsidiary of American Home Products Corporation, Pasteur Merieux
Connaught, Progenics Pharmaceuticals, Inc., VaxGen, Inc., Virbac S.A. and
NABI.



SCIENTIFIC BACKGROUND

The human immune system is made up of several different cell types including antigen presenting cells ("APCs"), B cells and T cells. In general, the role of APCs is to process protein antigens from pathogens such as viruses, bacteria or parasites into smaller fragments and to present the resulting peptides to T-cells. Antigens can be processed by APC's through one of two pathways, the Class I or Class II pathway. Peptide fragments from antigens processed through the Class I pathway are displayed on the surface of the APC by an immune system protein called the MHC Class I protein and typically result in a cellular immune response. Those processed by the Class II pathway are displayed by MHC Class II proteins and typically result in a humoral response. When a humoral response is stimulated, B cells are activated by a specific type of T cell, called a helper T cell, to produce antibodies which are specific for the antigen encountered. Two populations of T-helper cells have been identified, Th-1 and Th-2. T-helper cells secrete biologically active molecules called cytokines, which mediate the effects of immune system cells. Th-1 and Th-2 T-helper cells secrete different types of cytokines and promote the synthesis of different classes of antibodies. The antibodies produced by B cells will bind to and can neutralize the pathogens - bacteria, parasites and viruses - which have invaded the body. In the cellular response, a second type of T cell, called a cytotoxic T lymphocyte (CTL) is activated. These cells recognize and kill cells containing pathogens. T-helper cells and the cytokines they produce are also important in generating a CTL response. The specific activation of cytotoxic T cells, called a CTL response, is thought to be very important in products designed to treat or prevent diseases such as herpes, hepatitis, HIV and malaria. It is also thought to be critical for many immunotherapeutic approaches to the treatment of cancer.

Traditional approaches for developing immune protection from infection in humans involved the use of animal viruses, or the use of attenuated or killed pathogens as vaccines. For example, the injection of cowpox virus protects humans against smallpox infection. Vaccines to protect against polio have been developed using either attenuated or killed polio viruses. While these approaches are effective, there is a small but significant risk of disease developing in people receiving these types of vaccines. With the advent of recombinant technology, scientists realized that safer products could be created, using specific components of an organism rather than the whole organism. For example, the genes for the surface antigens from a pathogen can be cloned using genetic engineering and used to make recombinant proteins. The recombinant proteins are then used in a vaccine, to make a so called sub-unit vaccine. Other specific components have been used to stimulate disease specific responses, including proteins isolated from the pathogen itself, synthetic peptides, carbohydrates and lipoproteins.

When these newer technologies were first used, it was found that while a pathogen specific immune response was stimulated, often this response was not of the right quality or strong enough to provide protection from infection or disease. As a result, immune modulation technologies have been developed that are coupled with pathogen specific antigen approaches. These methods for modulating the immune system include conjugation of the antigen to a carrier protein, the use of viral or bacterial vectors to carry specific genes, the use of cytokines or lymphokines to stimulate the immune system and the use of adjuvants. Carrier proteins such as keyhole limpet hemocyanin (KLH) or the toxoids from diphtheria, tetanus and cholera have been used effectively. An example of this type of vaccine is the Haemophilus influenzae type b conjugate vaccine, such as HibTITER(TM) sold by Wyeth-Lederle Vaccines and Pediatrics, where the antigen is conjugated to a diphtheria protein. Viral vectors such as vaccinia, canary pox, or the bacteria BCG are under evaluation as carriers of disease specific genes to determine whether they stimulate a protective immune response. Adjuvants that have been used or which are in development include aluminum hydroxide (Alum); MF59, a product of Chiron Corporation and its affiliates ("Chiron"); monophosphoryl lipid A (MPL), a product of Ribi ImmunoChem Research, Inc. ("Ribi"); LeIF, a product of Corixa Corporation ("Corixa"); and saponins from Quillaja saponaria such as QS-21. These adjuvant technologies are not all the same, affecting the humoral and cell mediated pathways differently. Some approaches result in general immune stimulation. Others are more specific. Aquila is developing the Stimulon(TM) family of saponin adjuvants (QS-21, QS-7) as an immune modulation technology. The Company uses biotechnology approaches for the creation of specific antigens, and combines these with the Company's proprietary Stimulon(TM) adjuvants to develop safe and effective products.

With the advent of new technology, changes are occurring in the market for immune modulating agents. Because development of these new products involves a high rate of technological innovation, it is possible to protect new products through patenting, which can result in increased profit margins. While product liability costs are high for traditional vaccines (because of the safety concerns), product liability costs for products using the new technology are comparable to those for therapeutic products. Manufacturing costs can be lower for new immune modulation products than for other therapeutic products. In the manufacturing of recombinant therapeutic enzymes it is often difficult to retain the enzymatic activity, and this can limit the choice of manufacturing methods. The limitations are not so stringent for products used to modulate the immune system. Historically, vaccines were generally low priced because the products were used to prevent disease in healthy people (prophylaxis) and, due to the lack of product differentiation, companies generally competed on price. However, in today's approaches to disease management and with the new proprietary innovations, immune stimulation products have been recognized as very effective contributors to controlling the total medical costs of certain diseases. Therapeutic products involving immune stimulation are in development for a number of intractable diseases, as are products for populations beyond infancy - young adults and the elderly.






The Use of Adjuvants: Technology to Enhance the Immune System

Adjuvants are agents which are added to a product to improve or adjust the immune response. Alum is the only adjuvant currently used in human vaccines licensed by the FDA. This adjuvant probably acts by a depot effect, which means that the addition of alum to a vaccine causes the antigen to remain at the site of injection for a longer period of time, which seems to increase the humoral immune response. Another adjuvant under development by Ribi is a mixture of lipopolysaccharides derived from bacterial cell walls, and is called MPL. Its use can increase the level of antibodies that are produced in response to an antigen, but additional components are often required to stimulate a significant CTL response.
Chiron is developing an adjuvant called MF59 which is an emulsion of three lipids and water. It is a general, broad immune stimulant which will activate the immune system in the absence of an antigen. Oil/water emulsions have been used in older vaccines and also act by a depot effect. Corixa is developing LeIF, a protein produced by the parasite Leishmania, which is believed to stimulate certain APCs. Aquila's Stimulon(TM) family of adjuvants, QS-21 and QS-7, are purified, defined molecules, isolated from natural sources. They stimulate antigen specific responses and have been shown to promote both antibody and CTL immune responses in animals.



AQUILA'S CORE TECHNOLOGY

Aquila and its corporate partners are developing new products based on two core technologies: (1) the Stimulon(TM) family of adjuvants that specifically enhance antibody and CTL responses; and (2) proprietary antigens that are specific for the target disease.


The Stimulon(TM) Family of Adjuvants

QS-21 is the lead Stimulon(TM) adjuvant. It is a natural product, purified from the bark of a tree which grows in South America, called Quillaja saponaria. Up to 10% of the bark from Quillaja saponaria is composed of saponins of which QS-21 is typically one of the more prominent. The bulk bark extract is available in the United States. The Company believes QS-21 is well-suited to pharmaceutical development and formulation because it has good stability as a dried powder (at least 3 years), is water soluble, and, when rehydrated, is a clear liquid that mixes easily with other vaccine components. QS-21 is compatible with Alum and microparticles which are used in many experimental product formulations. QS-21 is well-characterized with a known molecular structure - distinguishing it from competing adjuvant candidates, which are typically emulsions or biologicals. Because QS-21 is currently regulated by the FDA as a "constituent material" used in drug preparation, the FDA does not require licensure of facilities used for its manufacture. A second Stimulon(TM) molecule, QS-7, which has a slightly different safety and activity profile, is in development. Patents have issued to Aquila with composition of matter claims covering QS-7 and QS-21, as well as two other identified saponins, QS-17 and QS-18. The Company has also been issued a patent for chemically modified saponins. All patents include the use of all of these molecules as adjuvants. See "Patents and Proprietary Rights" and "Risk Factors".

The use of Stimulon(TM) adjuvants improves the quality of the immune response. Addition of QS-21 to antigens will generally broaden the type of antibody produced and stimulate cell mediated responses. The quality of these responses is important for the development of effective products. QS-21 also produces a strong quantitative response; that is, higher antibody levels are achieved. It is potent and active at microgram doses.

QS-21 increases the titer, or amount, of antibodies produced by the immune system in response to vaccination with many types of antigens, including recombinant proteins derived from viruses and bacteria and free polysaccharide antigens from bacterial pathogens. An unusual property of QS-21 not shared by other adjuvants is its ability both to increase significantly the antibody response to free polysaccharide antigens and to boost the titer further with a subsequent vaccination.

QS-21 broadens the antibody profile by promoting both Th-1 and Th-2 dependent immune responses. The type of protective immunity elicited by an infection with a virus or bacterium typically includes antibodies of several isotypes (also called classes and subclasses). Some of these isotypes can be more important than others in mediating protection against viral or bacterial pathogens. Vaccination with a recombinant antigen typically stimulates only a few isotypes. Some adjuvants, such as Alum, also only stimulate a narrow range of antibody isotypes. Hence, alum may stimulate a high quantity, but a lower quality, antibody. In contrast, QS-21 stimulates high quantities of a broad range of antibody isotypes, enabling the antigen-induced antibody response to resemble natural protective immune responses.

QS-21 also stimulates cell-mediated immune responses and induces the production of cytotoxic T-lymphocytes. The CTL response is a critical means of natural defense against viral infections and, is believed to eliminate abnormal cells that might otherwise develop into cancer. Until recently, it was generally thought that recombinant antigens could not be used to elicit CTL responses. Alum and simple oil/water emulsions typically fail to induce CTL responses. However, Company scientists discovered that the simple addition of QS-21 to these antigens stimulates the production of a CTL response to the recombinant antigens in animal studies. Other investigators have also reported that CTL responses induced by recombinant vaccines adjuvanted with QS-21 can mimic the protective CTL responses induced by viral infection.

The Company believes that the performance of QS-21 will vary depending upon the nature of the antigen and the target population. Initial human studies conducted by the Company's licensees and collaborators have focused on proving the safety of QS-21 and experimenting with different formulations and dose levels. Aquila and its collaborators have completed 24 studies to date; an additional 24 studies are underway and over 1300 subjects have received QS-21 in various different formulations. These studies have shown that the addition of QS-21 to product formulations improves the immune response to certain antigens, as evidenced by increased antibody titer. No serious adverse events attributed to QS-21 have occurred thus far in the clinical studies. Some local reactogenicity which is thought to be due to the enhanced immune response and some pain on injection have been seen in certain vaccine formulations. The Company has recently completed initial human clinical trials of a new formulation of QS-21 which it believes will reduce the pain on injection seen in these particular vaccine formulations.


Disease Specific Antigens

Aquila's ability to develop and produce proprietary disease specific antigens allows it to develop products targeted at specific applications and populations. Company scientists have scientific expertise in: (1) recombinant DNA cloning methods; (2) mammalian, insect and bacterial cell expression; (3) extraction and purification of compounds from natural sources and (4) carbohydrate and polysaccharide production. Furthermore, Company scientists have demonstrated their expertise with a variety of antigens from both viral and bacterial pathogens including those that require high level biocontainment (i.e. BL-3). These antigens include the envelope protein from feline leukemia virus, two outer surface proteins from Borellia burgdorferi, fibronectin binding proteins from Stapholococcal aureus, and a variety of cell surface proteins from granulocytic Ehrlichia.

The typical development pathway for a disease specific antigen includes antigen identification, preparation of research quantities of the antigen, demonstration of a biological effect of a product containing the antigen and development of commercial scale antigen production procedures. These developmental efforts can include those primarily accomplished within the Company or technology licensed by the Company from outside sources, or a combination of both approaches. This pathway has been completed for the feline leukemia virus and B. burgdorferi antigens, is nearing completion for the Staphylococcus aureus ("S. aureus") antigen and is at an early antigen identification stage for those from Ehrlichia. The Company has research ongoing on the production of S. pneumonia polysaccharide antigens by fermentation and purification.

The Company attempts to protect its antigen technology either through maintenance of trade secrets or filing of patent applications. U.S. patents have been issued covering the Company's FeLV(TM) and S. aureus antigen technology as well as its baculovirus expression system. In addition, patents have been filed which address antigens from B. burgdorferi and Ehrlichia. However, there can be no assurance that patents will issue from the patent applications or that if issued such patents will not be challenged or that the rights granted under any issued patents will provide adequate proprietary protection. In certain cases the Company has licensed proprietary technology covering specific antigens from third parties. See "Patents and Proprietary Information," and "Risk Factors".


AQUILA'S STRATEGY

Aquila's objective is to create and commercialize products which modulate the immune system to prevent, control or treat infectious diseases and cancers. The Company's strategy is to exploit its expertise in adjuvant and antigen research, to create products and develop them through FDA or USDA licensure, to support its corporate partner's product development programs, to develop its manufacturing capacity, and to in-license and develop related technology.


Exploit Expertise in Adjuvant and Antigen Research

Aquila has developed unique expertise in understanding the role of adjuvants in stimulating and tuning the immune response to specific antigens to allow the development of safe and effective therapeutic and prophylactic products. The Company intends to continue to integrate its proprietary core technologies and to identify targeted applications of its technology. In addition, the Company plans to broaden its expertise in research and development involving different antigens including recombinant proteins, peptides, polysaccharides and other classes of antigenic molecules. Aquila's strategy is to acquire related products and technologies to supplement its scientific expertise, its capabilities and its product portfolio.


Create and Develop its Own Products

Aquila has established a large number of corporate partnerships and a significant number of products are being developed through these partnerships. However, Aquila believes that it can develop and retain significant value through its own product development efforts. The
Company has three products in clinical development: (i) Quilimmune-P(TM) for preventing pneumococcal infections in the elderly for which Phase I trials have been completed and Phase II trials commenced recently; (ii) Quilvax-M(TM) to control bovine mastitis for which immunogenicity and challenge trials have been completed; and (iii) Quilimmune-M(TM) for controlling malaria, which is in Phase I trials. Aquila has research ongoing with other potential adjuvants and on the discovery and development of antigens for tick borne diseases. The Company has completed the development and licensure of one product, Quilvax-FeLV(TM) for preventing leukemia in cats. See "Aquila's Product Development Programs".

Aquila has a large number of academic collaborations ongoing involving other antigens. A number of these involve cancer vaccines. In certain cases the Company has options to license related technology should it wish to accelerate the development of these products. The Company intends to develop human products primarily but will exploit unique, significant product opportunities in animal health.


Support Corporate Partners Programs

Aquila has entered into collaboration agreements with SmithKline Beecham, p.l.c., Pasteur Merieux Connaught, Wyeth-Lederle Vaccines and Pediatrics, VaxGen, Inc. NABI and Progenics Pharmaceuticals, Inc. as well as a number of other biotechnology companies. Aquila intends to leverage these partnerships to speed discovery and development of certain products which the Company does not have the resources or skills to develop. These collaborations allow the Company to focus its own efforts on products which have different markets than those of interest to large pharmaceutical companies. The Company has a number of potential licensing discussions underway and intends to continue to selectively license its technology. See "Corporate Partner Programs".



Continue Developing Manufacturing Capacity

Aquila has retained rights to the manufacture of QS-21 on a worldwide basis in all of its licensing agreements, and has been producing QS-21 for clinical trials for all of its partners and its product programs. In addition, the Company operates a small manufacturing facility to supply
FeLV antigens and vaccine to its corporate partner Virbac S.A. Aquila has produced commercial scale quantities of its canine lyme product and has the capacity to produce specific commercial requirements of its Quilvax-M(TM) product for bovine mastitis. Aquila intends to continue to develop manufacturing expertise and capacity to allow it to retain value from the products which it develops.


In-license Related Technology

Aquila has been and will continue to be opportunistic in licensing in products and technology related to immune modulation to supplement its product pipeline. In addition to expanding the product portfolio, this strategy will allow the Company to capitalize on newly developed technologies which are synergistic with the Company's existing technology base.

AQUILAS PRODUCT DEVELOPMENT PROGRAMS

Aquila's strategy is to develop products itself and in partnership with other companies. The Company has the following six products in development or commercialized.



Quilimmune(TM) & Quilvax(TM) Product Development



Product                  Market          Status                  Partner

Quilimmune-P(TM)         Adults > 50     Phase I complete,       Aquila,
Product to prevent       years >70       Phase II clinical       worldwide
Pneumococcal infections  mil. people     trials on-going         rights
                         in U.S.

Quilvax-M(TM)            30 million      Immunogenicity and      Aquila, N.
Product to control       milk cows in    challenge trials        America
bovine mastitis          the U.S. &      complete,               Virbac S.A.
(S. aureus & E.coli)     Europe          Licensing trials        Europe
                                         anticipated to
                                         start in 1998

Quilimmune-M(TM)         1-2 billion     SPf66/QS-21             Collaboration
Product to control       persons at      Phase I ongoing         with World
malaria  (Plasmodium     risk                                    Health
falciparum)                                                      Organization

Quilvax-L(TM)            10 million      Licensing efficacy      Schering-
Product to prevent       dogs at risk    & safety trials         Plough
canine Lyme disease      in endemic      completed              (Mallinckrodt
                         areas                                   Veterinary)

Quilvax-FeLV(TM)         15 million cats On market, Leucogen(TM),
Product to prevent       vaccinated      (Europe)                Virbac S.A.
feline leukemia          per year        Genetivac(TM), (U.S.)   Worldwide



Quilimmune-T(TM)         Persons at      Pre-clinical            Aquila
Product to prevent Lyme  risk for tick   research                worldwide
and Ehrlichiosis diseases bites                                  rights


Quilimmune-P(TM) for the Prevention of Pneumococcal Infections

Infections by Streptococcus pneumoniae cause serious disease in young children and in the elderly. Healthy adults are not typically at risk for developing disease following exposure to S. pneumoniae. There are over 80 recognized serotypes of pneumococci, each with varying geographic and age-group prevalence. The resulting diseases and serotypes involved are different between the young and the elderly, and as a consequence, separate vaccine products for the young and the elderly are appropriate. Quilimmune-P(TM) is intended to be used to prevent pneumococcal infections in the elderly.

There are approximately 34 million people over the age of 65 in the United States ("U.S."), and an additional 36 million adults with immune compromising conditions who are at risk for developing disease caused by
S. pneumoniae. Various strains of Streptococcus pneumoniae are responsible for most community-acquired cases of pneumonia (500,000 cases per year) and are the second most common cause of bacteremia (50,000 cases per year, with 25% mortality). It is estimated that S. pneumoniae causes 40,000 deaths in the elderly and immunocompromised adults each year.

The currently available vaccines, which were developed and approved in the early 1980s, cover the 23 serotypes which cause about 90% of infections in the United States and Europe. The two vaccines approved in the U.S. are composed of purified capsular polysaccharides from each of the 23 serotypes. Vaccination rates in the U.S. elderly population are currently running at about 30%. These vaccines are underutilized by the elderly for a number of reasons. Reports in the medical literature indicate that the current vaccines are effective in the elderly in only 50-60% of the recipients. A number of side effects are caused by the current vaccines, including pain on injection, a sore arm, fever, and a general feeling of malaise for a few days. Because of these side effects, these traditional vaccines have not been licensed for repeat use, resulting in a misconception in the market that these vaccines give lifetime protection. In addition, the antibody titers drop over a number of years. Typically after 3 or more years, the effective levels of antibodies in vaccinees is quite low. Furthermore, data has recently been presented suggesting that the ability to elicit functional antibodies particularly decreases with age. Another reason these vaccines are poorly utilized is because physicians have an option of treating patients who develop pneumonia with antibiotics. However strains of S. pneumonia that are resistant to several classes of antibiotics have been isolated with increasing frequency over the past few years. With increased antibiotic resistance, the option of using antibiotics may not be as effective, and physicians are moving towards prevention as a therapeutic choice. As a result there is an urgent need for a more effective and safe pneumococcal vaccine for the elderly.

S. pneumoniae also causes half of childhood otitis media, the most frequent reason (one out of three) for visits to pediatricians. In some developing countries, pneumococcal pneumonia kills approximately 10% of the children under the age of five, making it the single leading cause of death. Compared to the elderly, a smaller number of S. pneumonia serotypes is responsible for most of the disease seen in children. Development efforts are underway by several companies to improve the immune response to S. pneumoniae capsular polysaccharides by conjugating the polysaccharides to immunogenic carrier proteins. This approach was used in developing the successful Hib (Hemophilus influenzae type b) vaccines. The companies developing conjugate vaccines have chosen to focus on the ten or eleven strains most prevalent in infants and young children.

A different approach is required for development or an improved S. pneumoniae vaccine for the elderly. The pediatric conjugate vaccine, if successfully developed, would likely not be appropriate for immunization of adults and the elderly because it would address only the limited number of strains that are problematic in children rather than the broader range required in the elderly. It would also be difficult to include all 23 of the strains in the currently available vaccine as conjugates because of the overall manufacturing expense and cumulative mass of the conjugated components. There is also some evidence that conjugation does not improve the performance of polysaccharide vaccines in the elderly.

In animal studies Aquila scientists have shown that the use of Quilimmune-P(TM), which contains 23 different capsular polysaccharides and QS-21, improves the immune response over that seen with the current approved vaccine. For instance, many polysaccharides to which mice do not typically respond become immunogenic with Quilimmune-P(TM). In addition, antibody titers to many strains increase. The effect may make the use of a lower antigen dose feasible, which could make the product less expensive and also reduce side effects. Finally, mice re-vaccinated with Quilimmune-P(TM) experience a booster effect for many strains, a response not seen with existing vaccines. This effect may allow the administration of periodic booster shots to maintain immunity levels.

Aquila has completed a Phase I clinical trial in healthy young or middle aged adult volunteers. The study was carried out in collaboration with and supported by the National Institutes of Health (NIH). The primary end point of the study was to evaluate safety; a secondary goal was to evaluate immune responses. The study was designed as a dose response study, evaluating several different dosage levels of the polysaccharide antigens and adjuvant. The control group received the marketed vaccine.

Quilimmune-P(TM) was generally well tolerated after intramuscular injection. Transient pain on injection was seen in some subjects but in most cases the pain was mild or moderate. Otherwise, local and systemic reactogenicity was infrequent and similar to the control licensed product. No serious adverse events or clinically significant abnormal laboratory values were encountered in any study subject.

Quilimmune-P(TM) was immunogenic in all subjects in a fashion similar to the control recipients. This included subjects who received Quilimmune-P(TM) formulated with lower than normal doses of antigen. Because healthy adults, not elderly people, were used as subjects for the study, these results were expected. The small number of subjects in each of the groups limited the Company's ability to draw conclusions about the relative immunogenicity of the different formulations. However, formulations of Quilimmune-P(TM) containing a full dose of pneumococcal polysaccharides induced a higher level of total IgG and nasal wash IgA for some but not all polysaccharide types than the control vaccine.

In Phase II studies which began recently, Aquila is evaluating Quilimmune-P(TM) formulations that were shown to be well tolerated in Phase I studies. This study will be a prospective, randomized, double blind comparison of Quilimmune-P(TM) to the currently licensed vaccine product in an elderly population, the target population for the product. The study is expected to involve about 400 subjects with clinical endpoints of safety, quality and quantity of the immune response.


Quilvax-M(TM) for the Control of Bovine Mastitis

Bovine mastitis is an inflammation of a dairy cow's udder. Two pathogens cause the vast majority of infections resulting in mastitis: S. aureus and Escherichia coli ("E. coli"). Mastitis is the most costly disease affecting the dairy industry. The economic impact in the United States of bovine mastitis is estimated to be between $1-2 billion per year.
According to the National Mastitis Council, the value of the losses per cow per year are $184 (there are about 9.5 million dairy cows in the U.S.). The principal losses occur from reduced milk production, from milk that is of poor quality and thus has a lower economic value, from milk which has to be discarded, and from animal replacement costs. Many times when an animal develops mastitis, it is simply culled from the herd. There are also extra labor costs, treatment and veterinary services to cope with this disease.

There are a number of bovine mastitis vaccines on the market, but these are directed towards E. coli only. Aquila's Quilvax-M(TM) bovine mastitis product is bivalent, containing antigens for both S. aureus and E. coli, and is expected to provide broader control of mastitis.

The S. aureus component of Quilvax-M(TM) is based on a patented cell surface protein from S. aureus called fibronectin binding protein. Fibronectin binding protein is primarily responsible for attachment of S. aureus to host tissue, in this case the epithelium of the bovine mammary gland. It is believed that this attachment is a critical step in the disease process and results in the inflammation and tissue destruction that characterizes mastitis. In the Company's Quilvax-M(TM) program, fibronectin binding protein is used as the target antigen for development of a beneficial immune response. Antibodies directed against fibronectin binding protein may block the attachment of S. aureus to mammary gland tissue or play a role in antibody dependent opsonophagocytic activity.

The Company has been making use of the ability to experimentally cause S. aureus mastitis by direct challenge of dairy cattle with bacteria deposited in the mammary gland. In a typical challenge experiment, the response of several groups of animals, both treated and non-treated controls, to a S. aureus challenge are compared. Recent studies indicate that Quilvax-M(TM) is safe and that it reduces the inflammatory response that develops upon infection. Measurement of parameters that determine milk quality and the price dairy producers would receive for their milk indicates that milk from animals vaccinated with Quilvax-M(TM) would have a higher value than that from non-treated controls.

The E. coli portion of Quilvax-M(TM) is modeled after the E. coli mastitis products currently on the market. The marketed products make use of a mutant strain of E. coli that has slightly altered surface carbohydrate structure. Quilvax-M(TM) makes use of a similar E. coli mutant. Immunogenicity studies in dairy cattle indicate that the amount of anti-E. coli antibody generated by Quilvax-M(TM) is similar to the amount generated by a marketed E. coli mastitis product.

In order to receive authorization from the USDA to market Quilvax-M(TM), the Company must conduct formal efficacy trials for both the S. aureus and E. coli components of the product. Following successful completion of these studies, a formal safety study using the product on working dairy farms is required. The Company believes it could add a streptococcal component in a next generation product.

The research and development costs are 50% funded by Virbac. The Company has retained exclusive marketing rights in North America. Virbac has exclusive marketing rights in Europe. The parties share marketing rights in the rest of the world.



Quilimmune-M(TM) for the Control of Malaria

According to estimates in published reports, over two billion people reside in malaria-infected areas. The yearly incidence of malaria is estimated by the World Health Organization at 300 to 500 million cases, with a death toll of 1.5 to 3 million persons. While anti-malarial drugs have been in use for decades, they are expensive and resistant malarial strains are becoming increasingly common. The World Health Organization has identified malaria as a priority vaccine target in developing countries.

Aquila is involved in a number of development programs to develop products to control malaria. One of the programs is a collaboration with SmithKline Beecham p.l.c. (see "Corporate Partner Programs").

In addition to this program, Aquila has a collaboration with the World Health Organization on another malaria product involving the antigen SPf66. SPf66, a polymerized synthetic peptide developed by Dr. Manuel Patarroyo of the Institute de Inmunologia in Columbia, contains sequences from proteins expressed during several stages of the parasite's life cycle. The antigen has been tested with an alum adjuvant in three large clinical trials in humans. Protection was achieved from malaria in two of the trials in about 30% of the adults and children. In the third trial there was no protection. These mixed results are thought to be the result of several factors: different manufacturing processes were used for the SPf66; the design of the trials was different; the clinical definition of malaria varied between studies; and the study populations were different.

Aquila has investigated the effectiveness of a Quilimmune-M(TM) product containing QS-21 and SPf66. In a study in Aotus monkeys, 57% of the animals were protected from malaria on challenge after vaccination with SPf66 plus QS-21. In this study, a control vaccine of SPf66 alum (the product that was used in the human studies) gave only 25% protection, comparable to the results obtained previously in humans.

A human clinical trial of this malaria product containing SPf66 and QS-21 has been initiated. In this Phase I trial, approximately 90 volunteers enrolled in five groups received the SPf66 product formulated with the QS-21 adjuvant, alum or various doses of QS-21 adjuvant with alum. Treatment with three sequential subcutaneous injections will be used to determine the safety and immunogenicity of the potential product. The study is expected to be completed in approximately twelve months.



Quilvax-L(TM) for the Prevention of Canine Lyme Disease

Aquila is developing a product for dogs pursuant to a 1991 agreement, currently with Schering-Plough ("SP"), against Borellia burgdorferi, the pathogen that causes Lyme disease. There are approximately 50 million dogs in the United States, with perhaps a fifth of them living in areas infested with the tick which transmits Borrelia burgdorferi, the cause of Lyme disease. There are currently three Lyme disease vaccine products on the market.

During 1993-94, Aquila conducted efficacy trials of its canine Lyme disease product using a protocol approved by the USDA. The studies showed that use of Quilvax-L(TM) resulted in protection from symptoms in 89% of the dogs. Data from this trial was submitted to the USDA, which reviewed the data in support of licensure and found the outcome satisfactory. Quilvax-L(TM) incorporates two outer surface proteins of Borrelia and QS-21, a formulation which the Company believes offers better protection against geographically diverse strains of the pathogen. SP has conducted field safety studies and the results are under review at the USDA. Additional safety studies may be required.

Under the SP agreement, the Company will supply SP with bulk formulated product, which SP will then fill, finish, and distribute. The Company will be paid a supply price for the product and receive a royalty on SP's sales. A patent application has been filed on this product. The Company is unable to predict the timing of or whether this product will reach the marketplace.



Quilvax-FeLV(TM) for the Prevention of Feline Leukemia

Aquila has developed a recombinant subunit vaccine against the feline leukemia virus. The product was approved in 1990 in the U.S. and 1991 in Europe. It is marketed by Virbac S.A. in Europe, Australia and Japan under the tradename Leucogen(TM) and was marketed by Mallinckrodt Veterinary, Inc. ("MVI") prior to the sale of MVI to SP in the U.S. under the tradename Genetivac(TM). FeLV(TM) is a highly contagious and commonly fatal disease of cats. Aquila's product was the first recombinant vaccine ever developed against a tumor-causing virus in mammals. A patent covering Quilvax-FeLV(TM) has been issued in the U.S. and a number of other countries. Aquila manufactures bulk formulated product for the United States and Australian markets, and supplies Virbac with bulk antigen and adjuvant for further manufacture for the European and Japanese markets. The product is the leading FeLV vaccine in Europe, and in a recent independent study was found to be the most effective of three leading FeLV products on the market.



Quilimmune-T(TM) for the Prevention of Tick Borne Diseases

Ticks can transmit pathogens that cause a variety of diseases, including Lyme disease, Rocky Mountain Spotted Fever and Babesiosis. In 1991 scientists reported the discovery of a new disease, human granulocytic ehrlichiosis (HGE), caused by a microorganism in the genus Ehrlichia transmitted by the bite of the same tick that carries Lyme disease. HGE's flu-like symptoms include fever, headache and muscular aches, as well as joint pain, nausea, vomiting and cough. HGE is believed to have caused several deaths in immune-compromised patients.

Aquila scientists isolated the HGE-causing organism in the course of the efficacy trials of Aquila's canine Lyme disease product and the Company believes that it was the first to successfully cultivate the HGE organism in tissue culture. Patent applications on infected cell lines, the methods of growing the organism, potential vaccine antigens and their genes, and diagnostic reagents derived from the pathogen have been filed.

Aquila has been working with the Centers for Disease Control and Prevention ("CDC") to develop a blood test to be used in epidemiological surveys that will determine how widespread the disease may be. The CDC is now using this test as part of its tick-borne pathogen screening program. Prior to Aquila's development of the cell lines, diagnosis of the disease was extremely difficult, and impractical for survey purposes. Aquila has been conducting additional internal research to better characterize the organism and to develop additional antigens and diagnostic reagents, and has collaborations with leading academic researchers. Genes for the immunodominant protein and immunogenic surface proteins have been cloned and characterized. Aquila believes that a combination product could be developed against HGE and human Lyme disease. Aquila's work in HGE may also have applicability for animal health applications. The HGE organism appears to cause illness in dogs. Once the epidemiology is better understood, Aquila may seek development funding from an animal health partner.



CORPORATE PARTNER PROGRAMS

In addition to Aquila's own product development programs, the Company has six corporate partners who have licensed the Stimulon(TM) adjuvants for a variety of human diseases. The six corporate partners are SmithKline Beecham p.l.c., Wyeth-Lederle Vaccines and Pediatrics, Pasteur Merieux Connaught, Progenics Pharmaceuticals, Inc., VaxGen, Inc. and NABI. Three of the world's four largest vaccine manufacturers are partners using Aquila's adjuvants. In return for rights to use Stimulon(TM) adjuvants for specific diseases, the corporate partners have agreed to pay Aquila license fees, milestone payments, and royalties on product sales. Aquila has retained worldwide manufacturing rights for QS-21. In addition to corporate partners, the Company has developed a number of academic collaborations to test potential vaccine formulations containing QS-21.



           Partner/Collab. Clinical Development Status


                     Research  Preclinical   Phase I   Phase II  Phase III

Melanoma*     (Th)   -------------------------------------------------
HIV-1*        (Pr)   -------------------------------------------
Herpes II     (Th)   --------------------------------------
Hepatitis B   (Th)   --------------------------------------
Malaria*      (Pr)   --------------------------------------
Respiratory   (Pr)   --------------------------------
   Virus
B Cell        (Th)   --------------------------
Lymphoma*
Colon Cancer* (Th)   --------------------------
Pancreatic    (Th)   --------------------------
Cancer
Prostate      (Th)   --------------------------
Cancer*
Lung Cancer   (Th)   --------------------------
Breast Cancer (Th)   --------------------------
*multiple programs, most advanced program shown
Th = Therapeutic; Pr = Prophylactic



  SmithKline Beecham, p.l.c. ("SB") has licensed QS-21 for a number of different applications. The world's leading manufacturer of Hepatitis
  B vaccine, SB is aggressively marketing its existing portfolio of vaccines, while developing new and improved products. SB has completed a number of Phase I clinical trials of potential products containing QS-21 and is also investigating the use of combinations of different adjuvants.

  SB in collaboration with the Walter Reed Army Institute of Research reported in the New England Journal of Medicine (Stoute et al., NEJM, January 9, 1997, pp. 86-91) results of a Phase I human challenge study involving the testing of a potential malaria product formulated with different adjuvants. The three different product formulations all contained a recombinant circumsporozoite malaria antigen fused to a hepatitis B surface antigen as a carrier protein. The first formulation also contained MPL and alum; the second an emulsion of oil and water; and, the third was formulated with QS-21, MPL and the oil and water emulsion. In the first formulation, with MPL and alum only, there was an immunological response, but following challenge with the malaria parasite after treatment, only one of the seven subjects in this group was protected from malaria. In the second formulation, with the oil and water emulsion, the immune response was much stronger, but in the malaria challenge, only two of seven subjects were protected.
  In the third product formulation, with the addition of QS-21, the immune response was the highest. Most importantly, the quality of the immune response was significantly different, as six of seven subjects exposed to the challenge with malaria were protected. These results demonstrate that the quality of the immune response is critical.
  Aquila has been informed that SB is planning further clinical testing of this potential product.

  Pasteur Merieux Connaught ("PMC") has licensed QS-21 for use in its HIV vaccine programs. PMC has ongoing pre-clinical work on two potential HIV products and has started a Phase I clinical trial to evaluate a third HIV vaccine candidate. PMC also licensed QS-21 for use in influenza and completed two clinical trials. Recently PMC elected to continue influenza trials with another company's product and not to incur further development expenses with QS-21. Aquila has exercised its option to cancel this agreement covering PMC's influenza license with QS-21.

  Wyeth-Lederle Vaccines and Pediatrics ("Wyeth-Lederle") licensed QS-21 in 1992 for use in five vaccines. Wyeth-Lederle, formed as a result of the acquisition of American Cyanamid by American Home Products, is a leader in pediatric vaccines. Wyeth-Lederle has completed a Phase I clinical trial using QS-21 and continues pre-clinical development of other candidate vaccines.

  Progenics Pharmaceuticals, Inc. ("Progenics") licensed QS-21 in 1995 for use in certain therapeutic products for cancer. Progenics' most advanced program involves the use of QS-21 with a ganglioside preparation called GM2 to treat melanoma. Phase I/II clinical trials of this product, which was initially developed by physicians at Memorial Hospital for Cancer and Related Diseases, have been completed, and two pivotal Phase III studies have been initiated. The first of these is being conducted in the U.S. by cooperative cancer research groups supported by the National Cancer Institute. Another trial commenced in 1997 and is being conducted outside the U.S. A third trial is expected to commence in 1998. A second cancer product, GD2, is being developed for the treatment of various cancers. Phase I/II clinical trials commenced in 1996. Aquila has licensed Progenics to use QS-21 in exchange for a license fee, an equity interest in Progenics, and royalties. Progenics recently entered into a collaboration with Bristol-Myers Squibb Company to develop and commercialize GM2 and GD2.

  VaxGen, Inc. ("VaxGen") (an early stage company whose major corporate shareholder is Genentech, Inc.) has licensed QS-21 for use in its HIV-1 vaccine program. VaxGen has conducted Phase I clinical trials in healthy volunteers with a product formulated with QS-21, under the auspices of the National Institutes of Health. This trial was expanded in 1994 after improved neutralizing antibody responses were observed in volunteers receiving products containing QS-21. Some volunteers in
  this study reported pain on injection.   Enrollment in a third trial
  has just been completed. Volunteers received very low doses of gp 120 antigen combined with QS-21 and/or alum. These product formulations were well tolerated and preliminary immunogenicity results are promising. See "Risk Factors".

  NABI has licensed QS-21 for use in production of immunoglobulin for prevention and treatment of gram-negative and gram-positive bacterial infections. NABI is currently evaluating its products in clinical trials without using adjuvants. The Company is uncertain if or when NABI will commence clinical trials using QS-21.



MANUFACTURING AND SCALE-UP

As part of each Stimulon(TM) adjuvant licensing agreement, the Company has retained the right to be the exclusive supplier of Stimulon(TM) adjuvants. The license agreements stipulate the supply prices, within certain ranges. Pursuant to the license agreements, the Company will also receive royalties on its licensees' product sales.

The Company currently manufactures QS-21 for commercial animal health use and for use in human clinical trials. The Company produces QS-21 with an average batch size sufficient for approximately 200,000 doses. The Company has scaled the critical steps of the process to produce a batch size suitable for large scale commercial production up to 2,000,000 doses.

QS-21 is currently classified by the FDA as a constituent material used in vaccine preparation. As a result, the FDA does not require licensure of facilities used for its manufacture. Aquila believes that classification of QS-21 as a constituent material affords flexibility in the timing of investment in commercial manufacturing facilities. After the safety and effectiveness of QS-21 has been demonstrated, Aquila expects to be in a position to reasonably project the plant capacity and the capital investment required and can adjust the scale of manufacturing as additional products reach the market.

The Company also currently manufactures Quilvax-FeLV(TM) antigen and vaccine, which were licensed for sale in the U.S. by USDA in 1990 and for European sales in the European Community ("E.C.") in 1991. The Company produces commercial quantities at the 400 L fermentation scale in USDA and E.C. approved facilities. Two additional animal vaccines are under development and will also be manufactured in these facilities. Quilvax-M(TM) for the control of bovine mastitis will begin licensing trials in 1998. Quilvax-L(TM), for prevention of canine lyme disease, has completed licensing trials and has been scaled to commercial quantities. See "Risk Factors".



PATENTS AND PROPRIETARY RIGHTS

Aquila has pursued a policy of obtaining patent protection both in the United States and in selected foreign countries for patentable subject matter in its proprietary technologies. The Company has filed or has rights to a number of U.S. patents and patent applications and their foreign counterparts. Aquila also relies on trade secrets, proprietary know-how, and continuing technical innovation to develop and maintain its competitive position.

Aquila's future success will depend, in part, upon its ability to develop patentable products and technologies and obtain patent protection for its products and technologies both in the United States and Europe. There can be no assurance that patent applications owned or licensed by the Company will issue as patents, that patent protection will be secured for any particular technology, or that, if issued, such patents will be valid, or that they will provide the Company with meaningful protection against competitors with a competitive advantage. There can be no assurance that the patents will not be challenged or designed around by others. Proceedings brought against Aquila's patents could expose it to significant expense and the risk of adverse determinations.

Aquila is not aware of any issued third party patents which would interfere with development of any of its products, but there can be no assurance that it will not infringe on existing or future patents owned by others, that third parties will not bring suit against it for infringement of such patents, that the Company could obtain necessary or desirable licenses on acceptable terms, or that it could design around such patents. Any litigation instituted by third party patent holders could expose Aquila to significant expense and the risk of adverse determination.



QS-21 and other Adjuvants

Aquila received U.S. Patent No. 5,057,540 in 1991, covering purified QS-21, QS-7 and the other principal fractions of Quillaja saponaria and methods of their use in vaccines. The Company believes that the standard of purity specified in the patent for the saponin fractions is necessary to achieve a safety profile acceptable for human use. CSL International ACN ("CSL") controls certain patents and patent applications covering immune stimulating complexes ("ISCOMS") prepared from crude saponin fractions, lipids and various antigens. The Company believes that its products do not infringe CSL's U.S. patent due to process differences and formulation techniques which avoid ISCOM formation. In Europe, CSL has a corresponding pending application with published claims broader than those that issued in the U.S. Although the Company believes that the claims may be narrowed during the European examination, if claims do issue as published they may dominate QS-21 in combination with lipid formulations. In the event patents do issue to CSL or other parties which dominate QS-21, there can be no assurance that Aquila will be able to obtain licenses or obtain such licenses on favorable terms.

CSL and Seed Capital Inc., another company with an interest in ISCOM technology, have filed an opposition with the European Patent Office ("EPO") on the issuance of the QS-21 patent in Europe. A hearing before the EPO is scheduled for October of 1998. The Company has recently received correspondence from CSL claiming that CSL will present information to the EPO prior to the October hearing which will allow CSL to prevail in the opposition and in addition that it intends to challenge the Company's U.S. patent. The Company has carefully reviewed the prior art with respect to both the European and U.S. patents and does not believe that CSL's claims have merit or are likely to succeed. There can be no assurance, however, that Aquila will prevail in any action taken to attack the validity of its QS-21 patents.


Mastitis

Aquila exclusively licensed from Alfa Laval Agri AB ("Alfa Laval") certain base technology used in the mastitis program. This technology includes patents and patent applications on fibronectin binding proteins from S. aureus, E. coli and S. dysgalactiae. The Alfa Laval license calls for payment of an initial license fee, royalties, and additional license fees as additional patents issue and when Aquila commercializes the vaccines. As part of the joint development agreement with Virbac, Aquila arranged for Alfa Laval to grant a direct license to Virbac in certain territories.

To date seven patents have been issued in the U.S. related to fibronectin binding proteins, the genes that encode these proteins, related synthetic peptides and the use of these materials for treating bovine mastitis. These patents are U.S. Patent Numbers 5,175,096; 5,189,015; 5,320,951;
5,416,021; 5,440,014; 5,571,514 and 5,652,217.


Lyme Disease

Aquila has filed a patent application on its vaccine formulation of using both the A and the B outer surface proteins and QS-21; animal data indicates this formulation induces group-specific immune responses (important for protection against multiple Borrelia strains) significantly better than vaccines containing only one or two of these components.
There are several patents pending in the United States and in Europe which, if issued in their current form, may dominate Aquila's Lyme vaccine. Aquila believes that it is unlikely that any dominant claims will issue because of the extensive prior art, but there can be no assurance that the Company's position is correct and, if dominating patents do issue, there can be no assurance that it will be able to obtain the necessary licenses or obtain such licenses on favorable terms.


Human Granulocytic Ehrlichiosis

Aquila believes that it was the first to successfully cultivate the HGE organism in tissue culture. The Company has filed patent applications on infected cell lines, the methods of growing the organism, and potential vaccine antigens and diagnostic reagents derived from the cell line. Other researchers in the field of HGE have filed patent applications that might conflict with Aquila's patent applications. There can be no assurance that any of Aquila's patent applications will issue.


Other Patents

Aquila holds U.S. patents on its Quilvax-FeLV(TM) vaccine and on drug delivery compounds. Patents on methods of expressing and purifying proteins made in a baculovirus expression system have issued. Aquila also has a fully paid-up royalty-free license to U.S. Patent No. 4,734,362 and foreign counterparts (protein purification) in the vaccine, therapeutic and related research fields; a fully paid-up royalty-free license to U.S. Patent No. 4,753,873 in the veterinary diagnostic field; and a non-exclusive sublicense to U.S. Patent No. 4,725,669 and U.S. Patent No. 5,068,174 (HIV-gp120-p27) in the vaccine, therapeutic and related research fields.



COMPETITION

The biotechnology and pharmaceutical industries are subject to rapid and significant technological change. Competitors of Aquila in the United States and abroad are numerous. They include, among others, major pharmaceutical and chemical companies, specialized biotechnology firms, universities and other research institutions. There can be no assurance that Aquila's competitors will not succeed in developing technologies and products that are more effective than any which have been developed by the Company or may be developed by the Company in the future or which would render the Company's technology and products obsolete and noncompetitive. Many of these competitors have substantially greater financial and technical resources and production and marketing capabilities than Aquila. In addition, some of Aquila's competitors have substantially greater experience than the Company in preclinical testing and human clinical trials of pharmaceutical products and in obtaining FDA and other regulatory approvals of products for use in healthcare. Accordingly, Aquila's competitors may succeed in obtaining FDA approval for products more rapidly than could the Company. There can be no assurance that Aquila's products under development will be able to compete successfully with existing products or products under development by other companies, universities and other institutions or that they will attain regulatory approval in the United States or elsewhere. If Aquila commences significant commercial sales of its products, it will also be competing with respect to manufacturing efficiency and marketing capabilities, areas in which it may have less experience. A significant amount of research in the field is also being carried out at academic and government institutions. These institutions are becoming increasingly aware of the commercial value of their findings and are becoming more aggressive in pursuing patent protection and negotiating licensing arrangements to collect royalties for use of technology that they have developed. These institutions may also market competitive commercial products on their own or in collaboration with competitors and will compete with Aquila in recruiting highly qualified scientific personnel.

Aquila is aware of certain programs and products under development by others which may compete with its programs and products. Several companies, including Ribi, Corixa, Virus Research Institute and Chiron Corporation, are developing adjuvants.

Merck & Co. Inc., Wyeth-Lederle, SB, PMC and possibly others are in human clinical trials with conjugate pneumococcal vaccines for the pediatric market, and have existing non-adjuvanted products on the market. Several companies market mastitis vaccines for infections caused by E. coli, but these vaccines do not protect against staphylococcal or streptococcal infections. The existence of products developed by these and other competitors, or other products of which Aquila is not aware or which may be developed in the future, may adversely affect the marketability of products developed by Aquila.

At least two of Aquila's adjuvant licensees are also licensees of Ribi for certain diseases. The USDA has licensed three canine Lyme disease vaccines. PMC and SB have completed successful human trials with Lyme disease vaccines.




GOVERNMENT REGULATION

The FDA, the USDA, the Environmental Protection Agency, and comparable state and other agencies, including those in foreign countries, impose requirements governing the development, manufacture and marketing of certain of Aquila's products and products under development. The regulatory process can take several years, involves lengthy and detailed laboratory and clinical testing, and requires substantial expenditures. User fee legislation has recently been approved by Congress and signed into law, which is expected to reduce review times at FDA. Human biologicals and pharmaceuticals, including vaccines, typically require three stages of clinical trials: Phase I to determine the preliminary safety of the product; Phase II, during which the efficacy of the product is preliminarily assessed and treatment regimens refined; and Phase III (sometimes referred to as "pivotal trials") during which final safety and efficacy data are generated. Regulatory approval is required prior to commencement of initial clinical trials. The clinical data, together with comprehensive manufacturing and facility information, is filed with the FDA in a Product License Application ("PLA") and an Establishment License Application, or in certain cases as a Biologics License Application, on which the regulatory agencies base their approval decisions. In some instances, particularly in cases of life-threatening diseases for which there is no effective treatment, the clinical trial phases may be combined, or approval may be sought after completion of an expanded Phase II trial.

Because QS-21 is currently classified by the FDA as a constituent material used in drug preparation, the FDA does not require licensure of facilities used in its manufacture. Aquila believes that this affords flexibility on investment in commercial manufacturing facilities. Aquila has filed Biologics Master Files for QS-21 with the FDA, which its licensees can reference as part of their own PLAs as they seek FDA approval.

There can be no assurance that, at the end of the regulatory process, approval will be obtained or that product developments by competitors in the interim will not have made Aquila's products obsolete or economically unfeasible. The extent of regulation which may arise from future legislative or administrative action cannot be predicted, nor can the potential impact of such future regulation, or changes in existing regulation, be predicted with any certainty.



PRODUCT LIABILITY

Aquila has potential liability risks that are inherent in the testing, manufacturing and marketing of medical products. The use of Aquila's products or conduct of clinical trials may expose Aquila to product liability claims and possible adverse publicity. These risks also exist with respect to Aquila's products, if any, that receive regulatory approval for commercial sale. The Company currently has limited product liability coverage for the clinical research use of its products, which management believes is customary for companies with products at this stage of clinical development. There can be no assurance that Aquila will be able to maintain its existing insurance coverage or obtain additional insurance coverage at acceptable costs, if at all, or that a product liability claim would not materially adversely affect the business or financial condition of the Company.

If and when Aquila manufactures products that are recommended for routine administration to children, it is possible that it will be required to participate in the National Vaccine Injury Compensation Program. This program compensates children having adverse reactions to certain routine childhood immunizations with funds collected through an excise tax from the manufacturers of these products.



HUMAN RESOURCES

As of February 10, 1998, Aquila employed 57 full-time employees. The employees are not represented by any labor unions, and the Company considers its relations with those employees to be good. Aquila's scientific staff has expertise in many relevant areas and these internal resources are augmented by consulting agreements with research scientists located at various academic institutions and commercial organizations.



SCIENTIFIC ADVISORY BOARD

Aquila's Scientific Advisory Board consists of six individuals with recognized expertise in immunology and oncology. The Scientific Advisory Board meets from time to time to discuss matters relating to the Company's current and long-term scientific planning and research and development, and the individual members are available for consultation on an informal basis. All members of the Scientific Advisory Board are employed by academic institutions, and may have commitments or consulting or advisory obligations to other entities that may limit their availability to Aquila. These entities may be competitors of Aquila. In certain circumstances, the academic institutions which employ the Scientific Advisory Board members may assert ownership rights to inventions or other technology that may result from advice provided to Aquila by such members. In such circumstances, Aquila could seek to negotiate licenses to such inventions or technology, but there can be no assurance that the Company would be able to obtain such licenses on commercially reasonable terms. No members of the Scientific Board are expected to devote more than a small portion of their time to Aquila's business.

The following persons are the current members of the Scientific Advisory
Board:


     Mary Lou Clements-Mann, M.D., M.P.H.
     Professor
     Department of International Health
     Johns Hopkins University
     Center for Immunization Research

     John R. David, M.D.
     Richard Pearson Strong Professor and Chairman of the Department of Tropical Public Health
     Professor of Medicine and Chief of the Division of Tropical Medicine Harvard Medical School

     Michael J. Hawkins, M.D.
     Associate Professor of Medicine
     Division of Medical Oncology
     Vincent T. Lombardi Cancer Research Center
     Georgetown University
     College of Medicine

     Arthur I. Hurwitz, D.V.M., Ph.D.
     Independent Consultant
     350 Westview Ave.
     Leonia, NJ  07605


     Takis S. Papas, Ph.D.
     Director, Center for Molecular and Structural Biology and Professor of Medicine
     CMSB/Hollings Oncology Center
     Medical University of South Carolina

     Richard J. Whitley, M.D.
     Professor of Pediatrics
     University of Alabama at Birmingham
     Children's Hospital


                           MANAGEMENT

The following is a list of executive officers and directors of the Company, their ages, positions, offices and business experience, as of February 1, 1998:

     Alison Taunton-Rigby, Ph.D., 53, has been President, Chief Executive Officer and Director since March of 1996. Dr. Taunton-Rigby was President and Chief Executive Officer and a member of the Board of Directors of the Company's predecessor, Cambridge Biotech Corporation ("CBC") from April 1995 until October of 1996. From 1993 to 1994, she was President and Chief Executive Officer of Mitotix, Inc., a biopharmaceutical company. Prior to joining Mitotix, Dr. Taunton-Rigby was Senior Vice President, Biotherapeutics, of Genzyme Corporation, where she had overall responsibility for Genzyme's biotherapeutics business. Dr. Taunton-Rigby is a member of the Board of Directors of BIO, the national trade organization, where she is also Chair of the Emerging Companies section. She is also a member of the Board of Directors and a past President of the Massachusetts Biotech Council, the trade organization representing Massachusetts biotechnology companies. Dr. Taunton-Rigby received her doctorate in Chemistry from the University of Bristol in England, and is a graduate of the Advanced Management Program of the Harvard Business School. She is a director of the CML Group, a specialty retailer, and of Synaptic Pharmaceutical Corporation. She is also a member of the Bentley College Ethics Board.

     Gerald A. Beltz, Ph.D., 46, is Senior Vice President of Research and Development of the Company. Dr. Beltz served as Vice President of Research and Development of CBC from 1993 to 1996. For ten years prior to assuming these positions, Dr. Beltz held various scientific positions with CBC. Dr. Beltz was responsible for the initial development of Aquila's FeLV feline leukemia vaccine and CBC's HIV-1 diagnostic assays, and is the lead inventor on the patents covering these products. Dr. Beltz received his B.S. from Beloit College, his M.A. and Ph.D. from Princeton University, and did his post-doctoral work at Harvard University.

     Deborah B. Grabbe, 46, is Vice President of Manufacturing Operations of the Company. Ms. Grabbe served as Vice President of Manufacturing Operations for CBC from 1995 until 1996. She was Vice President of Regulatory Affairs and Product Quality for CBC from 1993 to 1994. Prior to joining CBC in 1993, Ms. Grabbe was Director of Regulatory and Clinical Affairs and Director of Product Support for Behring Diagnostics, Inc. From 1987 to 1988 she was Vice President of Operations at Biotechnica Diagnostics, Inc. Ms. Grabbe holds an A.B. from Oberlin College and an M.S. from John A. Burns School of Medicine, University of Hawaii.

     Robert B. Kammer, M.D., 57, is Vice President of Medical Affairs for the Company. Dr. Kammer served as Vice President of Medical Affairs for CBC from 1993 until 1996. From 1988 to 1993, Dr. Kammer was employed at Schering-Plough Corporation as Director, Anti-Infective Clinical Research. Before joining Schering-Plough, Dr. Kammer worked at Lilly Research Laboratories. Dr. Kammer received his B.A. and M.D. degrees from the University of Iowa and did his internship, residency and fellowship at the Medical College of Virginia.

     Thomas H. Kelly, Jr., 46 is Vice President of Administration for the Company. Mr. Kelly served as Director of Administration and Human Resources from 1995 until 1997. He was manager of Human Resources for CBC from 1991 until 1995. Prior to joining the Company, Mr. Kelly held Human Resources positions with Fidelity Investments, Serono Laboratories and Peat Marwick. Mr. Kelly holds an A.B. from Boston College and an M.B.A. from Babson College.

     James L. Warren, 52, joined the Company in January of 1998 as Vice President of Finance, Chief Financial Officer and Treasurer. From 1991 to January 1998 Mr. Warren was Vice President and Corporate Controller of Genzyme Corporation, a multinational biotechnology and health care products company. From 1984 to 1991, Mr. Warren was Vice President of Finance and Administration of Itek Graphics Corporation, Composition Systems Division, a supplier of composition software systems. Mr. Warren holds a B.S. from the University of Tennessee and an M.B.A. from Boston University.

     Elliott D. Hillback, Jr., 53, has been a Director of the Company since March of 1996. Since July 1990 Mr. Hillback has served as Senior Vice President of Genzyme Corporation and since October 1996 has held the position of Senior Vice President of Corporate Affairs. As Senior Vice President of Genzyme, he was responsible for the formation in October 1990 of Neozyme Corporation, a research and development company established to accelerate product development for Genzyme. From July 1991 to October 1996 he served as President and CEO of its genetic diagnostics subsidiary, IG Laboratories, Inc. Prior to joining Genzyme, Mr. Hillback held executive positions at Baxter International and BOC Group, Inc. as well as the positions of President and CEO of Cellcor Therapies, Inc., a start-up biotechnology company. Mr. Hillback is a member of the Council of Medical Genetics Organizations, is co-chair of the ethics committee of the Biotechnology Industry Organization and serves as director of Integramed America, Inc., a physician practice management company specializing in women's health care with a focus on infertility and assisted reproductive technology services. He earned his B.A. degree at Cornell University and an M.B.A. from Harvard Business School. He is chairman of the Audit Committee and a member of the Compensation Committee.

     John M. Nelson, 66, has been a Director of the Company since March of 1996. Mr. Nelson served as director of CBC from January 1987 to October 1996. Mr. Nelson is Chairman of The TJX Companies, Inc., a retailer of off-price fashion goods. Mr. Nelson retired as Chairman of Wyman-Gordon Company in October of 1997 having held that position since May of 1994. Previously, he had been Chairman and Chief Executive Officer since May of 1991. From 1988 until 1990 Mr. Nelson was Chairman, President and Chief Executive Officer of Norton Company, a manufacturer of abrasives, ceramics, plastics, and chemical process products. From 1979 to September 1990, he was a director of Norton. Prior to becoming Chief Executive Officer of Norton, Mr. Nelson was President and Chief Operating Officer of Norton from 1986 to 1988, and, for more than five years, was President and Chief Executive Officer of its subsidiary, Norton Christianson, Inc. Mr. Nelson holds a B.A. degree from Wesleyan University and an M.B.A. from Harvard Business School. He is a director of Brown & Sharpe Manufacturing Company, Stocker & Yale, Inc., The TJX Companies, Inc., Commerce Holdings, Inc. and Eaton Vance Corp. Mr. Nelson serves as Chairman of the Company's Compensation Committee and a member of the Nominating Committee.

     Jeffrey T. Beaver, 60, has been a Director of the Company since March of 1996, and currently serves as the Chairman of the Board. Mr. Beaver served as a Director of CBC from January 1983 to October 1996, and as Chairman of the Board of Directors from April 1995 to October, 1996. From May 1994 to April 1995, Mr. Beaver served as President and Chief Executive Officer of CBC, and from May 1994 to March 1996, Mr. Beaver served as CBC's Treasurer. Since October 1996, Mr. Beaver has been Managing Director of CoView Capital, Inc. From January 1991 to May 1994, Mr. Beaver was an independent consultant in the healthcare sector. From September 1986 to December 1990, Mr. Beaver was Senior Vice President and Head of the Corporate Finance Group of IBJ Schroder Bank and Trust Company. Prior to September 1986, Mr. Beaver was a Managing Director of J. Henry Schroder Corporation (a subsidiary of Schroder Venture Managers, Inc.) where he was engaged in providing corporate financial advisory services. Mr. Beaver is a member of the Institute of Chartered Financial Analysts. He received his B.A. degree from Princeton University and his M.B.A. degree from New York University. Mr. Beaver is a member of the Nominating Committee of the Company.

     Keith J. Dorrington, Ph.D., D.Sc., 58, has been a Director of the Company since October 1996. Since 1991 Dr. Dorrington has been associated with MDS Health Ventures Capital Corp., the leading venture capital company for the healthcare sector in Canada, serving as Senior Vice President, Science and Technology since 1993. In this capacity Dr. Dorrington is responsible for the scientific evaluation of all pharmaceutical/biotechnology proposals received by MDS and in-depth technical review of selected proposals. Prior to this appointment Dr. Dorrington was General Manager and Director of Wellcome Biotechnology in the U.K. (January 1989 to June 1991); Corporate Vice-President of Research and Development, Connaught Laboratories Ltd in Toronto (January 1983 to December 1988) and Professor and Chairman, Department of Biochemistry, University of Toronto (July 1976 to December 1982). Dr. Dorrington earned his B.Sc., Ph.D., and D.Sc., from the University of Sheffield, U.K. He is a member of the Audit Committee and Chairman of the Nominating Committee.

                      SELLING SHAREHOLDERS

  The following table sets forth the name of each Selling Shareholder, the number of shares of Common Stock beneficially owned by the Selling Shareholder before the offering, the number of shares offered for the Selling Shareholder's account, and the percentage ownership of each Selling Shareholder upon completion of the offering, assuming the Selling Shareholders offer and sell all 769,000 Shares of Common Stock. Since the Selling Shareholders may sell all or some or none of their shares, no estimate can be made of the aggregate number of shares that are to be offered hereby or that will be owned by the Selling Shareholders upon completion of the offering to which this Prospectus relates.

                   Amount Of     Amount to be      Percentage
                   Securities    Offered for       Of Class to
                  Owned Prior    The Security      Be Owned
Name              To Offering    Holders Account   After The Offering

Caduceus             79,000        50,000          *
Capital L.P.

Caduceus            203,500        120,000        1.4%
Capital Ltd.

Finsbury            275,000        275,000         *
Worldwide
Pharmaceutical
Trust PLC

Four Partners,      144,000        108,000         *
L.P.

Investment 10,       15,000        15,000          *
L.L.C.

Biotechnology       176,384        58,000         2.1%
Value Fund,
L.P.

Palamundo,           10,000        10,000          *
L.D.C.

ZPG Securities,      8,000          8,000          *
L.L.C.

Biotechnology       125,000        125,000         *
Value Fund,
Ltd.


*Less than 1%

                      PLAN OF DISTRIBUTION

  The Shares may be sold or distributed from time to time by the Selling Shareholders or by pledgees, donees or transferees of or successors in interest to the Selling Shareholders, directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or may acquire Shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, which may be changed. The distribution of the Shares may be affected in one or more of the following methods: (i) ordinary broker transactions, which may include long or short sales, (ii) transactions involving cross or block trades or otherwise on the NASDAQ National Market, (iii) purchases by brokers, dealers or underwriters as principals and resale by such purchasers for their own accounts pursuant to this Prospectus, (iv) "at the market" to or through market makers or into an existing market for the Common Stock, (v) in any ways not involving market makers or established trading markets, including direct sales to purchasers or sales affected through agents, (vi) through transactions in options, swaps or other derivatives (whether exchange listed or otherwise), or (vii) any combination of the foregoing, or by any other legally available means. In addition, the Selling Shareholders or their successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of shares of Common Stock in the course of hedging the positions they assume with the Selling Shareholders. Selling Shareholders or their successors in interest may also enter into options or other transactions with broker-dealers that require that delivery by such broker-dealers of the Shares, which Shares may be resold thereafter pursuant to this Prospectus.

  Brokers, dealers, underwriters or agents participating in the distribution of the Shares may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of Shares for whom such broker-dealers may act as agents or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions). The Selling Shareholders and any broker-dealers acting in connection with the sale of the Shares hereunder may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit realized by them on the resale of Shares as principals may be deemed underwriting compensation under the Securities Act. Neither the Company nor any Selling Shareholder can presently estimate the amount of such compensation. The Company knows of no existing arrangements between any Selling Shareholder and any other shareholder, broker, dealer, underwriter or agent relating to the sale or distribution of the Shares.

  Each Selling Shareholder and any other persons participating in a distribution of securities will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which may restrict certain activities of and limit the timing of purchases and sales of securities by, Selling Shareholders and other persons participating in a distribution of securities. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions subject to specified exceptions or exemptions. All of the foregoing may affect the marketability of the securities offered hereby. Any securities covered by the Prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under that rule rather than pursuant to this Prospectus.

  There can be no assurance that the Selling Shareholders will sell any or all of the Shares of Common Stock offered by them hereunder.



                             EXPERTS

  The balance sheets of Aquila Biopharmaceuticals, Inc. as of December 31, 1996 and 1995 and related statements of operations, cash flows and shareholder's equity for each of the three years in the period ended December 31, 1996 incorporated by reference in this Prospectus have been audited by Coopers & Lybrand L.L.P., independent accountants, as stated in their report dated March 7, 1997. Such financial statements have been incorporated herein in reliance upon the report of such firm given upon the authority of such firm as experts in accounting and auditing.

                          LEGAL MATTERS

  The legality of the Shares to be sold by the Selling Shareholders will be passed upon by Bowditch & Dewey, LLP, Worcester, Massachusetts.


                         MATERIAL CHANGE

     On November 24, 1997 the Company completed its sale of its real estate in Rockville, Maryland which had been leased to third parties. The Company recognized a gain of $2.3 million as a result of the sale and received approximately $2.0 million in cash after payment of the debt which encumbered the property in the approximate amount of $4.1 million.

     The Company has obtained an extension of its lease for the Worcester facilities until the earlier of twenty (20) days from the date that the Company receives notice from the landlord that it has sold the property, or July 31, 1998. However, there can be no assurance that the extension will be of long enough duration to allow for the completion of the facilities which the Company plans to occupy in Framingham Massachusetts. The Company's lease for the Framingham facilities is not yet effective, as although construction of the building has commenced, the developer has yet to obtain construction financing. The Company anticipates that it will be required to expend substantial sums to complete the tenant improvements at the Framingham facility and that it will borrow such funds. There can be no assurance, however, that financing will be obtained on terms acceptable to the Company and that the Company will not have to expend its cash to pay some or all of such expenses.





                        TABLE OF CONTENTS



Available Information                                        2

Information Incorporated By Reference                        2

Prospectus Summary                                           3

Forward Looking Statements                                   5

Risk Factors                                                 5

Use of Proceeds                                             10

Business                                                    10

Management                                                  30

Selling Shareholders                                        33

Plan of Distribution                                        33

Experts                                                     34

Legal Matters                                               34

Material Change                                             34




                             PART II
             INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

  The following table sets forth an itemized statement of all expenses in connection with the issuance and distribution of the securities being registered, to be borne by the registrant:

  Registration fee                                  1,248
  NASD filing fee
  Legal Fees and expenses*                         15,000
  Accounting fees and expenses*                    10,000
  Blue Sky expenses and counsel fees*               3,000
  Printing Expenses*
  Miscellaneous*
  Total                                            29,246
_________
* Estimated

  The Selling Shareholders will be responsible for any additional fees incurred as a result of the distribution of these securities.

Item 15.  Indemnification of Directors and Officers.

     Section 145 of the Delaware General Corporation Law provides that the Company shall have the power to indemnify any director, officer, employee or agent for expenses (including attorneys' fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any suit, action or proceeding if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. In the event an action against such a person is by or in the right of the Company and such person shall have been adjudged to be liable to the Company, such indemnification is permitted only to the extent that the Court of Chancery or the court in which such action is brought shall deem proper.

  Article THIRD of the Company's By-laws provides for indemnification of its directors, officers, employees or agents to the fullest extent provided by laws.

  Article SIXTH of the Company's Restated Certificate of Incorporation provides that a director of the Company shall not be personally liable to the Company or its shareholders for monetary damages for breach of his or her fiduciary duty as a director to the extent provided either (i) in the order of the United States Bankruptcy Court for the District of Massachusetts confirming the Reorganization Plan, but in any event, to no greater extent that is permitted by Section 102(b)(7) or any successor similar provision in the Delaware General Corporation Law, or (ii) by the Delaware General Corporation Law.

  The Company maintains an executive liability indemnification policy. Subject to the policy conditions, the insurance provides coverage for an amount payable by the Company to its directors and officers pursuant to the Company's By-laws.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Item 16.  Exhibits.

     5.1  Opinion of Bowditch & Dewey, LLP
     23.1 Consent of Bowditch & Dewey, LLP (included in Exhibit 5.1)
     23.2 Consent of Coopers & Lybrand L.L.P.
     24.1 Power of Attorney (included on signature page)

Item 17.  Undertakings.

  The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.


     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Rule3-19 of this chapter at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's Annual Report pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's Annual Report pursuant to Section 15(d) of the Securities and Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


                           SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Worcester, Commonwealth of Massachusetts, on February 19, 1998.

                              AQUILA BIOPHARMACEUTICALS, INC.


                                   /s/ Alison Taunton-Rigby
                              By___________________________________
                                   Alison Taunton-Rigby
                                   President and Chief Executive Officer



                                   /s/ James L. Warren
                              By___________________________________
                                   James L. Warren
                                   Treasurer, Chief Financial Officer
                                   and Chief Accounting Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below does hereby make, constitute and appoint Alison Taunton-Rigby and Jane V. Hawkes and each of them his or her true and lawful attorneys and agents with full power and authority on his or her behalf to execute and file with the Securities and Exchange Commission any amendment or amendments, including post-effective amendments to this Registration Statement and any and all instruments and documents which may be necessary or desirable in connection with the registration of the shares of common stock pursuant to this Registration Statement and he or she does ratify and confirm all said agents and attorneys may do or cause to be done by virtue hereof.

/s/ Alison Taunton-Rigby
_____________________________
Alison Taunton-Rigby, Director           February 19, 1998






/s/ Jeffrey T. Beaver
__________________________________
Jeffrey T. Beaver, Director              February 19, 1998

/s/ Keith J. Dorrington
__________________________________
Keith J. Dorrington, Director             February 18, 1998

/s/ Elliott D. Hillback, Jr.
__________________________________
Elliott D. Hillback, Jr., Director        February 19, 1998

/s/ John M. Nelson
__________________________________
John M. Nelson, Director                 February 18, 1998


                          Exhibit Index

5.1  Opinion of Bowditch & Dewey, LLP
23.1 Consent of Bowditch & Dewey, LLP (included in Exhibit 5.1)
23.2 Consent of Coopers & Lybrand, L.L.P.
24.1 Power of Attorney (included on signature page)